UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number:  1-14942

MANULIFE FINANCIAL CORPORATION

(Translation of registrant's name into English)

200 Bloor Street East
North Tower 10
Toronto, Ontario, Canada M4W 1E5
(416) 926‑3000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The registrant’s Management’s Discussion and Analysis and Unaudited Interim Consolidated Financial Statements for the quarter ended September 30, 2022 included on pages 5 to 66 and 67 to 107, respectively, of the registrant’s 2022 Third Quarter Report to Shareholders filed with this Form 6-K as Exhibit 99.1, are incorporated by reference in the registration statements filed with the Securities and Exchange Commission by the registrant on Form S-8 (Registration Nos. 333-12610, 333-13072, 333-114951, 333-129430, 333‑157326, and 333-211366), on Form F‑3 (Registration No. 333-159176) and on Form F-10 (Registration No. 333-259543). Except for the foregoing, no other document or portion of a document filed with this Form 6-K is incorporated by reference in the above registration statements.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	Third Quarter Report to Shareholders
99.2	Certification Chief Executive Officer
99.3	Certification Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

By: /s/ James D. Gallagher
Name: James D. Gallagher
Title: General Counsel
Date: November 9, 2022

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Third Quarter Report to Shareholders
99.2	Certification Chief Executive Officer
99.3	Certification Chief Financial Officer